CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the captions "Financial Highlights" in the Prospectus and "Counsel and Independent Registered Public Accounting Firm" in the Statement of Additional Information, each dated September 30, 2024, and each included in this Post-Effective Amendment No. 74 to the Registration Statement (Form N-1A, File No. 2-84105) of BNY Mellon California AMT-Free Municipal Bond Fund, Inc. (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated July 23, 2024, with respect to the financial statements and financial highlights of BNY Mellon California AMT-Free Municipal Bond Fund, Inc., included in the Annual Report to Shareholders (Form N-CSR) for the year ended May 31, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York

September 20, 2024